Exhibit 99.1

Envigado, June 25, 2025

PAYMENT OF DIVIDENDS

(“OTHER EVENTS”)

Almacenes Éxito S.A. informs its shareholders and the market in general that, in accordance with the profit distribution proposal approved by the General Shareholders’ Meeting at its ordinary meeting held on March 27, 2025, in Colombia, the installment was paid today, equivalent to COP 27,397,916,618.